Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
September 19, 2005
Dear <Siebel CRM OnDemand/Contact OnDemand Customer>,
In light of this week’s announcement regarding Oracle’s pending acquisition of Siebel Systems, I am writing to reiterate our continued commitment to you as a Siebel CRM OnDemand customer. Going forward, we will continue to enhance our product and support of you.
During Monday morning’s announcement, in response to an analyst question about future plans for OnDemand, Oracle’s CEO Larry Ellison said:
     “[Siebel CRM OnDemand] is a key part of the strategy and was one of the key motivators for us doing this deal. We think OnDemand’s going to be increasingly important. We think Siebel OnDemand products are improving at a very, very rapid rate, and we intend to invest in them heavily. In fact, we expect that all of the Siebel products’ features and functions that they have in the software products will migrate to the OnDemand products. So, we think that’s, again, a very important asset that we want to preserve and invest in as this acquisition is concluded.”
We remain focused on the OnDemand business and the continued success of our customers. In fact, on Monday, we announced Siebel CRM OnDemand Release 9, the fourth release in 2005. Release 9 provides out-of-the-box support for Lotus Notes users and enables enterprises and channel partners to rollout a branded interface to their employees and customers.
The new functionality in Release 9 further demonstrates Siebel Systems’ commitment to the hosted CRM market. Though our OnDemand offering was only launched in 2004, a recent report from Nucleus Research rates our solution as a 4.4 (out of 5) while giving our leading competitor a 3.6. This ability to rapidly innovate and deliver complete solutions is a hallmark of our OnDemand solution.
Amidst all the excitement this week, you may hear bits of information that contradict what you’ve heard from Siebel or are otherwise not based on fact. If you have any questions or concerns about this announcement or the future of our OnDemand solution, please don’t hesitate to contact Keith Raffel, Group Vice President, OnDemand at (650) 477-3087 or keith.raffel@siebel.com.
Thank you for your continued support.
Bruce
Bruce Cleveland
Senior Vice President, Products
Siebel Systems

###
The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements:
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.